Exhibit 99.B(d)(2)(O)(ii)

FORM OF

May 22, 2009

Leonard Stehouwer

ING Investment Management Advisors, B.V

Prinses Beatrixlaan 15

2595 AK The Haag

The Netherlands

Dear Mr. Stehouwer:

On Friday, January 30, 2009, the Board of Trustees (the “Board”) of ING Investors Trust approved the merger of ING Index Plus International Equity Portfolio (the “Fund”), formerly known as ING VP Index Plus International Equity Portfolio, with and into ING International Index Portfolio.  As Management also wished to transition the Fund’s portfolio prior to the merger, the Board also voted to replace ING Investment Management Advisors, B.V as Sub-Adviser to the Fund and to submit the matter to shareholders for their consideration.  Thus, if shareholders of the Fund approve the new sub-adviser, the Sub-Advisory Agreement with ING Investment Management Advisors, B.V (the “Agreement”) will terminate in accordance with Section 17 of the Agreement, effective on or about July 24, 2009, and no earlier than July 21, 2009.

In the interim, we will be contacting you to facilitate a smooth transition.  Further, the Board of Trustees has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders.  I know we can count on your cooperation in this regard.

Very truly yours,

Michael J. Roland
Executive Vice President
ING Investors Trust

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust